SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ending December 31, 2004.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-652

A. Full title of the Plan:

EMPLOYEES’ STOCK PURCHASE PLAN OF UNIVERSAL LEAF TOBACCO COMPANY, INCORPORATED AND DESIGNATED AFFILIATED COMPANIES

B. Name of the issuer of the securities held pursuant to the plan and the address of its principle executive office:

UNIVERSAL CORPORATION

1501 NORTH HAMILTON STREET

RICHMOND, VIRGINIA 23230

(804) 359-9311

EMPLOYEES’ STOCK PURCHASE PLAN OF

UNIVERSAL LEAF TOBACCO COMPANY, INCORPORATED AND

DESIGNATED AFFILIATED COMPANIES

Audited Financial Statements and Supplemental Schedules

Years ended December 31, 2004 and 2003

with Report of Independent Registered Public Accounting Firm

Employees’ Stock Purchase Plan of Universal Leaf Tobacco Company,

Incorporated and Designated Affiliated Companies

Audited Financial Statements and Supplemental Schedules

Years ended December 31, 2004 and 2003

Report of Independent Registered Public Accounting Firm

Human Resources Policy and Planning Team

Employees’ Stock Purchase Plan of Universal Leaf Tobacco Company, Incorporated

and Designated Affiliated Companies

We have audited the accompanying statements of net assets available for benefits of the Employees’ Stock Purchase Plan of Universal Leaf Tobacco Company, Incorporated and Designated Affiliated Companies (the Plan) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the change in its net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2004, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Richmond, Virginia

June 24, 2005

Employees’ Stock Purchase Plan of Universal Leaf Tobacco Company,

Incorporated and Designated Affiliated Companies

Statements of Net Assets Available for Benefits

	December 31
	2004	2003
Common stock of Universal Corporation	$35,467,425	$35,611,132
Common stock of LandAmerica Financial Group, Inc.	201,374	250,012
Fixed income fund	1,120,090	1,088,205

Net assets available for benefits	$36,788,889	$36,949,349

See accompanying notes.

Employees’ Stock Purchase Plan of Universal Leaf Tobacco Company,

Incorporated and Designated Affiliated Companies

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2004

Investment income:
Net appreciation in market value of investments	$3,014,688
Cash dividends	1,225,556
Interest	40,440

4,280,684
Contributions:
Employer	1,263,241
Employee	1,263,609

2,526,850
Withdrawals of employees’ accounts	(6,967,994)

Net decrease	(160,460)

Net assets available for benefits:
December 31, 2003	36,949,349

December 31, 2004	$36,788,889

See accompanying notes.

Employees’ Stock Purchase Plan of Universal Leaf Tobacco Company,

Incorporated and Designated Affiliated Companies

Notes to Financial Statements

December 31, 2004 and 2003

1.	Description of the Plan

A complete description of the Employees’ Stock Purchase Plan of Universal Leaf Tobacco Company, Incorporated and Designated Affiliated Companies (the Plan) provisions including those relating to vesting, withdrawals and distributions is contained in the Summary Plan Description and the Plan document which has been filed with the Securities and Exchange Commission. Copies of these documents and the prospectus relating to the Plan are available from the Universal Corporation Benefits Department. The following summary should be read in conjunction with the aforementioned documents.

General

The Plan is a defined contribution plan sponsored by Universal Leaf Tobacco Company, Incorporated (the Sponsor) for the benefit of certain salaried employees of the sponsor and designated affiliated companies (Employers). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Assets held by the Plan are invested in the Universal Corporation Common Stock Fund, the LandAmerica Financial Group, Inc. Common Stock Fund, and the Fixed Income Fund.

Contributions

After one year of service and attaining age 21, employees may elect to contribute 1% to 5% of their total pay (including overtime and bonuses) by means of monthly payroll deductions. Employers match 100% of employee contributions except to the extent that the employer contribution is reduced by forfeitures from nonvested withdrawing participants.

Employees may elect to invest in the Universal Corporation Common Stock Fund, the Fixed Income Fund, or to divide their contributions equally between the two funds. Employers’ contributions are invested only in the Universal Corporation Common Stock Fund.

Participant Accounts

Each participant’s account consists of participant’s contributions, the Employer’s matching contribution and credit from forfeitures, and an allocation of the Plan’s investment income. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Employees’ Stock Purchase Plan of Universal Leaf Tobacco Company,

Incorporated and Designated Affiliated Companies

Notes to Financial Statements (continued)

1.	Description of the Plan (continued)

Vesting

Participants are fully vested in their contributions and in Employer contributions in the event of retirement, disability or death. Otherwise, vesting in the Employer contributions occurs according to the following schedule:

Years of Service	Vesting percentage
0-2	0%
3	100%

Benefits

Participants who retire or become disabled may receive a distribution in a single lump sum or in annual installments over a period not to exceed the lesser of ten years or the participant’s life expectancy.

Termination

While the Sponsor has not expressed any intent to terminate the Plan, it is free to do so at any time, subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

LandAmerica Financial Group, Inc. Shares

During 1991, each participant elected to either sell or hold all LandAmerica Financial Group, Inc. (formerly Lawyers Title Corporation) shares distributed to them as a dividend from the spin-off of that company from Universal Corporation.

Participants continuing to hold LandAmerica Financial Group, Inc. shares may elect to sell 100% of their holdings as part of their regular semi-annual elections and have the proceeds invested in Universal Corporation Common Stock. No additional investments in LandAmerica Financial Group, Inc. Common Stock are permitted under the Plan.

Employees’ Stock Purchase Plan of Universal Leaf Tobacco Company,

Incorporated and Designated Affiliated Companies

Notes to Financial Statements (continued)

2.	Summary of Significant Accounting Policies

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan’s investments are held by Bank of New York in a trust fund. Investments in the Common Stock Funds are carried at market value based upon quotations from the New York Stock Exchange. Dividends are recorded on the ex-dividend date, and interest is accrued as earned.

The Fixed Income Fund is primarily invested in the Stable Value Fund I, a pooled fund of investment contracts managed by Wachovia Asset Management. The investment contracts are valued at contract value, which approximates market value. The rate of return of the fund is based on the crediting rate of the underlying guaranteed investment contracts. These contracts generally provide for a fixed rate of return over the term of the contract. During 2004, the average yield for the fund was 3.62% (4.16% in 2003), and at December 31, 2004, the crediting rate was 2.84% (2.75% at December 31, 2003). The crediting rate is adjusted daily based on the underlying guaranteed investment contracts.

Estimates and Assumptions

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Employees’ Stock Purchase Plan of Universal Leaf Tobacco Company,

Incorporated and Designated Affiliated Companies

Notes to Financial Statements (continued)

3.	Investments

During 2004, the Plan’s investments in common stock (including investments purchased, sold, as well as held during the year) appreciated in fair value by $3,014,688.

Information about the net assets and the significant components of changes in net assets related to the nonparticipant-directed investments is as follows:

	December 31
	2004	2003
Investments at fair value:
Universal Corporation common stock	$35,467,425	$35,611,132

	$35,467,425	$35,611,132

Year ended December 31, 2004
Change in net assets:
Contributions	$2,373,189
Dividends	1,223,458
Interest	1,271
Net appreciation in market value	3,027,265
Withdrawals and forfeitures	(6,768,890)

$(143,707)

4.	Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

December 31, 2004
Net assets available for benefits per the financial statements	$36,788,889
Amounts allocated to withdrawn participants	(92,786)

Net assets available for benefits per the Form 5500	$36,696,103

Employees’ Stock Purchase Plan of Universal Leaf Tobacco Company,

Incorporated and Designated Affiliated Companies

Notes to Financial Statements (continued)

4.	Differences Between Financial Statements and Form 5500 (continued)

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

Year ended December 31, 2004
Benefits paid to participants per the financial statements	$6,967,994
Add: Amounts allocated on Form 5500 to withdrawn participants at December 31, 2004	92,786
Less: Amounts allocated on Form 5500 to withdrawn participants at December 31, 2003	(94,416)

Benefits paid to participants per the Form 5500	$6,966,364

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year end but not yet paid.

5.	Income Taxes

The Plan has received a determination letter from the Internal Revenue Service dated November 21, 2002, stating the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore, believes that the Plan is qualified and the related trust is tax exempt.

6.	Related Party Transactions

The administrative expenses of the Plan, which included the trustee’s fees ($28,885 in 2004) are paid by the Sponsor and are not included in the accompanying financial statements.

Employees’ Stock Purchase Plan of Universal Leaf Tobacco Company,

Incorporated and Designated Affiliated Companies

Notes to Financial Statements (continued)

6.	Related Party Transactions (continued)

Under the provisions of the Plan, employees and officers may elect to sell shares of Universal Corporation common stock to the Plan semi-monthly. The trustee then sells the shares on the open market. Purchases from employees totaled $219,964 during the year ended December 31, 2004. Included in this amount are purchases from officers which amounted to $3,574.

Supplemental Schedules

Employees’ Stock Purchase Plan of Universal Leaf Tobacco Company,

Incorporated and Designated Affiliated Companies

EIN: 54-0741848

Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2004

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Number of Shares, Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Market Value
Universal Corporation Common Stock Fund
Common stock of Universal Corporation*	741,376	$23,114,516	$35,467,425

LandAmerica Financial Group, Inc. Common Stock Fund
Common stock of LandAmerica Financial Group, Inc.	3,734	**	201,374

Fixed Income Fund
Investments in a fund consisting of guaranteed investment contracts	1,120,090	**	1,120,090

			$36,788,889

*	Indicates party-in-interest to the Plan.

**	Participant – directed investment.

Employees’ Stock Purchase Plan of Universal Leaf Tobacco Company, Incorporated and

Designated Affiliated Companies

EIN: 54-0741848

Plan #002

Schedule H, Line 4j – Schedule of Reportable Transactions

Year ended December 31, 2004

(a) Identity of Party Involved	(b) Description	(c) Purchase Price	(d) Selling Price	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Net Gain or (Loss)
Category (iii) – Series of transactions in excess of 5% of plan assets

**	Universal Corporation Common Stock*	$3,620,973	$—	$3,620,973	$3,620,973	$—
		—	3,706,355	2,098,395	3,706,355	1,607,960
Bank of New York	Collective Short Term Investments Fund	7,883,003	—	7,883,003	7,883,003	—
		—	7,881,612	7,881,612	7,881,612	—

There were no category (i), (ii), or (iv) reportable transactions during 2004.

Columns (e) and (f) are not applicable.

*	Indicates party-in-interest to the Plan.

**	Transactions made on market.